SCHEDULE 13G

                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            DUCKWALL-ALCO STORES INC
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, par value $.01 per share
                     --------------------------------------
                         (Title or Class of Securities)


                                   264142100
                                   ---------
                                 (CUSIP Number)

                                 April 14, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

           X  Rule 13d-1(b)
         ----

         ____ Rule 13d-1(c)

         ____ Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264142100                 13G              Page   /   of /   /   Pages
                                                          ----------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Kansas Public Employees Retirement System
      FIN # 48-0944170


2.    Check the appropriate box if a member of a group

         (a)
         (b)      [X]


3.    SEC Use Only


4.    Citizenship or Place of Organization

      State of Kansas


Number of Shares Beneficially Owned by Each Reporting Person With:


5.    Sole Voting Power

      796,100


6.    Shared Voting Power

      None


7.    Sole Dispositive Power

      705,300


8.    Shared Dispositive Power

      None


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      705,300


10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      Not applicable.


11.   Percent of Class Represented by Amount in Row 9

      14.8%


12.   Type of Reporting Person

      EP

Item 1(a)         Name of Issuer:
                  Duckwall-Alco Stores, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  401 Cottage Avenue, Abilene, Kansas 67410-2832

Item 2(a)         Name of Person Filing:
                  Kansas Public Employees Retirement System (KPERS)

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  611 S. Kansas Avenue, Suite 100, Topeka, Kansas 66603-3803

Item 2(c)         Citizenship:
                  State of Kansas

Item 2(d)         Title of Class of Securities:
                  Common Stock, par value $.01 per share

Item 2(e)         Cusip Number:
                  #264142100

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4 Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount beneficially owned: 705,300 common shares

                  (b)   Percent of class: 14.8%

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote: 705,300

                        (ii)  Shared power to vote or to direct the vote: None

                        (iii) Sole power to dispose or to direct the disposition
                              of: 705,300

                        (iv)  Shared   power  to   dispose   or  to  direct  the
                              disposition of: None

Item 5            Ownership of Five Percent of Less of a Class:
                  Not Applicable

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person: Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  Not Applicable

Item 9            Notice of Dissolution of Group:
                  Not Applicable

Item 10  Certifications:

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 3, 2000
                                        ---------------------------------------
                                                         (Date)

                                        /s/ Robert L. Woodard
                                        ---------------------------------------
                                                       (Signature)

                                        Robert L. Woodard
                                        ---------------------------------------
                                        Chief Investment Officer
                                        ---------------------------------------
                                                     (Name and Title)